Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
June 22, 2010
Via EDGAR
Mr. James Giugliano
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd. Annual Report on Form 10-K for the Year Ended December 31, 2009
Dear Mr. Giugliano:
          We confirm receipt by Nabors Industries Ltd., a Bermuda exempted company (the “Company”), of the Commission’s comment letter dated June 8, 2010 with respect to the above-referenced annual report on Form 10-K for the Year Ended December 31, 2009 filed February 26, 2010 (the “10-K”).
          To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. As requested, this letter is being filed through the EDGAR system as correspondence and a copy is being faxed to your attention.
1.	We note your response to our prior comment one and reissue this comment in part. Please disclose the applicable policy limits related to your insurance coverage.
          In addition to describing its methodology for determining self-insurance amounts, the Company made the following disclosures in the 10-K:
     “We self-insure for certain losses relating to workers’ compensation, employers’ liability, general liability, automobile liability and property damage. Effective April 1, 2009 with our insurance renewal, changes have been made to our self-insured retentions. Some workers’ compensation claims are subject to a minimum $1.0 million deductible liability, plus an additional $3.0 million corridor deductible. Some employers’ liability and marine employers’ liability claims are subject to a $2.0 million per-occurrence deductible. Some automobile liability is subject to a $.5 million per-occurrence deductible, plus an additional $1.0 million corridor deductible. General liability claims are subject to a $5.0 million per-occurrence deductible.
     “In addition, we are subject to a $5.0 million deductible for all land rigs and a $10.0 million deductible for offshore rigs. This applies to all kinds of risks of physical damage except for named windstorms in the U.S. Gulf of Mexico for which we are self-insured.
     “Political risk insurance is procured for select operations in South America, Africa, the Middle East and Asia. Losses are subject to a $.25 million deductible, except for Colombia, which is subject to a $.5 million deductible. There is no assurance that such coverage will adequately protect Nabors against liability from all potential consequences.
     “As of December 31, 2009 and 2008, our self-insurance accruals totaled $139.0 million and $163.0 million, respectively, and our related insurance recoveries/receivables were $12.9 million and $9.7 million, respectively.”

          The Company believes that the foregoing apprises investors of the types of insurance it carries, as well as the most likely exposure to the Company in the event of a claim. Except in the case of a catastrophic incident, the Company does not anticipate incurring additional costs for insured claims. Different types of insurance vary significantly, and the Company’s drilling contracts vary as to the amount of insurance it is required to maintain for various types of claims.
          As set forth in our response letter dated May 24, 2010, we have also undertaken to provide additional disclosure regarding our insurance structure, our belief that we carry sufficient insurance to protect us against exposure to major risks, and the potential consequences of a catastrophic event. The Company believes that investors’ understanding of its insurance program and exposure to possible claims would not be improved by disclosing the limits of its coverage. Indeed, the Company is of the opinion that its policy limits are commercially sensitive information and that their disclosure would adversely affect its competitive position, thereby more than offsetting any benefit to investors attained by the requested disclosure. We would be pleased to discuss the matter with the Staff if it continues to think the disclosure of policy limits is material to investors.
2.	We note your statement in your response letter regarding your risk factor disclosure that you seek to mitigate risk by taking certain actions. Please eliminate this mitigating language and any other statement that mitigates the risk you present.
          The point of the disclosure regarding attempted mitigation is to highlight the fact that our attempts to mitigate the risks may fail. We believe that disclosure is important and that some reference to our mitigation attempts is necessary to provide the context for the disclosure. To address the Staff’s concerns, we propose making the following changes to the proposed disclosure:
A.	Change the heading as it appeared in the 10-K
          The heading as originally filed alluded to the concept of attempted mitigation: “The nature of our operations presents inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations”. We would propose revising the heading to read: “The nature of our operations presents inherent risks of loss that could adversely affect our results of operations.”
B.	Revise the sentences in question
          As originally proposed, the sentences read as follows: “We seek to mitigate these risks by (i) avoiding them to the degree possible through sound operational and safety practices, (ii) contractual risk allocation, and (iii) procuring insurance. Nevertheless, accidents may occur, we may be unable to transfer these risks to customers by contractual indemnities and our insurance may prove inadequate in certain cases.” We would propose revising the sentences to read: “Although we seek to mitigate these risks through sound operational and safety practices, contractual risk allocation and insurance, accidents may still occur, we may be unable to obtain desired contractual indemnities, and our insurance may prove inadequate in certain cases.”
          Consistent with the foregoing, we would propose to change the language of one of our subsequent risk factors relating to governmental regulation and environmental liabilities, upon which the Staff did not comment. The relevant language as filed read as follows: “We generally require customers to assume responsibility for environmental liabilities. However, we are not always successful in allocating all of these risks to customers, and there is no assurance that customers who assume the risks will be financially able to bear them.” We would propose revising those sentences to read: “Although we attempt to require customers to assume responsibility for environmental liabilities, we are not always successful in allocating all of these risks to customers. Moreover, there is no assurance that customers who assume the risks will be financially able to bear them.”
          Rather than softening the disclosure of the risks described, the Company believes the proposed language provides an appropriate caveat to investors that the efforts one would expect a prudent company to take to mitigate such risks may be ineffective. We would be pleased to discuss the matter with the Staff if it continues to think the language inappropriate in our risk factors.
* * *
          In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Arnold B. Peinado, III at (212) 530-5546 or Peter C. Bockos at (212) 530-5337 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission:
H. Roger Schwall

Nabors Industries Ltd.:
Eugene M. Isenberg
R. Clark Wood

Milbank, Tweed, Hadley & McCloy LLP:
Arnold B. Peinado, III
Peter C. Bockos

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